

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2021

Robert Anderson
Chairman of the Board of Directors
Solar Intermodal Corp
101 Eisenhower Parkway, Ste. 300
Roseland, New Jersey 07068

   Re: Solar Intermodal Corp
    Offering Statement on Form 1-A
    Filed June 22, 2021
    File No. 024-11560

Dear Mr. Anderson:

  This is to advise you that we do not intend to review your offering statement.

  We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

  Please contact Erin Purnell at 202-551-3454 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing